Contact

www.linkedin.com/in/
thomasebenham (LinkedIn)
www.nebo333.com/ (Other)

Top Skills

Strategic Business Change
Data Analytics
Agile Methodologies

Thomas Benham

Founder & CEO Bundlr.
San Francisco Bay Area

Summary

I am focused on content & creator discovery across our vast information space. I also do things with data, models & technology, at least when I'm working.

Experience

Bundlr corp
Founder & CEO
October 2021 - Present (11 months)
San Francisco Bay Area

Wutch
Advisor - Operations & analytics
January 2021 - Present (1 year 8 months)
San Francisco Bay Area

AI engine & model development + operations advisory

PwC
Senior Director
May 2015 - December 2020 (5 years 8 months)
San Francisco Bay Area

AI & risk analytics in Financial Services. Focus on NLP & NLG platforms for risk management & reporting.

Merrill Lynch
Director
August 2011 - May 2015 (3 years 10 months)

Finance & analytics strategy lead

UBS
10 years 9 months

Executive Director
September 2002 - July 2011 (8 years 11 months)

Financial system design & implementation lead

Contractor
November 2000 - August 2002 (1 year 10 months)

none
Traveller
September 1999 - November 2000 (1 year 3 months)

I bounced around Brazil & Europe mostly doing everything you're supposed to at this age.

J.P. Morgan
Contractor
January 1997 - August 1999 (2 years 8 months)

Education

Columbia University in the City of New York
Engineering Graduate School - Data Science Certificate , Data science · (2014 - 2016)

Udacity
Advanced Natural Language Processing Nanodegree, Computer Engineering · (November 2020 - December 2020)

New York University
Statistics · (2013 - 2013)

La Trobe University
B Economics, Economics · (1991 - 1994)